                                                  Filed by Harbinger Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Harbinger Corporation
                                                     Commission File No. 0-26298



                                  THE TIME HAS
                                  COME TO CUT
                                THROUGH ALL THE
                                E-COMMERCE HYPE
                                  AND GET DOWN
                                 TO E-BUSINESS.

                  PEREGRINE AND HARBINGER ARE JOINING FORCES*.

There's a powerful new force in the e-business arena with years of experience serving 44,000 major clients, including 92% of the Fortune 500. It's the union of Peregrine Systems and Harbinger. This proposed merger will deliver complete end-to-end e-business solutions from a single global provider. One that will join the internal processes of e-Procurement and infrastructure Management with multiple open external marketplaces, so buyers and sellers can rely on their e-business technology to be more effective. Here for the first time ever will be one company that can create, manage and connect the complete lifecycle of e-business, along with unparalleled worldwide deployment. Peregrine and Harbinger are going to be one and the same. And nothing about e-business will ever be the same again.


        PEREGRINE                   [LOGO]          HARBINGER
         SYSTEMS
The Infrastructure Management Company(TM)          We make e-commerce work(TM)

Completion of Peregrine's acquisition of Harbinger is subject to a number of conditions. These include regulatory reviews, approval of the transaction by Harbinger's shareholders, and approval of the issuance of shares of Peregrine Common Stock by Peregrine's stockholders. The foregoing presentation contains "forward-looking" statements about the expectations, beliefs, plans, intentions and strategies of both Peregrine and Harbinger and, assuming the merger is completed, the combined companies. The ability of either Peregrine, Harbinger, or the combined companies to achieve their planned business objectives involve many risks and uncertainties. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine and Harbinger as of today's date. Neither Peregrine, Harbinger, or the combined companies assume any obligation to update any of these statements. These statements are not guarantees of the future performance of either Peregrine, Harbinger, or the combined companies. The actual results of Peregrine, Harbinger, or the combined companies could differ materially from current expectations. Factors that could cause or contribute to these differences include the companies' ability to complete the transaction and, if completed, their ability to integrate Peregrine's and Harbinger's respective business. In addition, both Peregrine and Harbinger have made numerous prior acquisitions, may make future acquisitions, and face additional risks associated with the integration of these acquisitions. The revenues and earnings of both Peregrine and Harbinger are, and the revenues and earnings of the combined companies will be, subject to a number of factors that make estimation of its future operating results extremely uncertain. These factors include competition; increased competition due to each party's expanded product offerings; risks associated with the evolving and varying demand for each company's software products; the ability of Peregrine, Harbinger, and the combined companies to expand their operations; acceptance of e-mail and the Internet as a communication medium; litigation, including litigation over intellectual property rights; and general economic factors. The risks associated with Peregrine's business are discussed in Peregrine's Annual Report on Form 10-K for the year ended March 31, 1999, which was filed with the Securities and Exchange Commission in June 1999, and in Peregrine's subsequent quarterly reports on Form 10-Q filed with the SEC. In addition, factors affecting Harbinger's business are contained in its Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 30, 2000. You are encouraged to read this information carefully. Additional Information and Where to Find It: In connection with the proposed merger, Peregrine expects to file a proxy statement and Registration Statement on Form S-4 with the SEC, and Harbinger expects to file a proxy statement with the SEC. We expect that Harbinger and Peregrine will mail a Joint Proxy Statement/Prospectus to stockholders of Harbinger and Peregrine containing additional information about the proposed merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Harbinger, Peregrine, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the proposed merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus, once available, and each company's other SEC filings, may also be obtained from the respective companies. Free copies of Harbinger's filings may be obtained by directing a request through the Investors Relations portion of Harbinger's Web site at http://www.harbinger.com or by mailing or telephoning Harbinger Corporation, 1277 Lenox Park Boulevard, Atlanta, Georgia 30319, attention:
Investor Relations, telephone: (404) 467-3000. Free copies of Peregrine's filings may be obtained by accessing its Web site at http://www.peregrine.com or by mailing or telephoning Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, California 92130, attention: Investor Relations, telephone: (858) 481-5000. You may also read and copy any reports, statements or other information filed by Harbinger or Peregrine at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Participants in Solicitation: Harbinger, its directors, executive officers, and other members of Harbinger's management and employees may be soliciting proxies form Harbinger stockholders in favor of the merger. Information concerning Harbinger's participants in the solicitation is set forth in its Current Report on Form 8-K filed with the SEC on April 5, 2000. In addition, Peregrine, its directors, executive officers, and other members of Peregrine's management and employees may be soliciting proxies from Peregrine stockholders in favor of the issuance of Peregrine Common Stock in the merger. Information concerning Peregrine's participants in the solicitation is set forth in its press release announcing the execution of the merger agreement. This press release was filed with the SEC under Rule 425 on April 6, 2000. (C)2000 Peregrine Systems, Inc. and Harbinger Corporation. All rights reserved. Peregrine Systems is a registered trademark of Peregrine Systems, Inc. Harbinger and the Harbinger logo are registered trademarks and harbinger.net is a service mark of Harbinger Corporation or its subsidiaries. All other trademarks are the property of their respective owners.